SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month ending of August 31, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467


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Insider report as filed with Securities Agencies in : Alberta and British
Columbia, Canada.

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

   NAME OF REPORTING ISSUER

   LEADER MINING INTERNATIONAL, INC.

2. INSIDER DATA

   RELATIONSHIP(S) WITH REPORTING ISSUER   DATE OF LAST REPORT FILED

   345                                     19-07-00

3.IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

  FAMILY NAME OR CORPORATE NAME

  NIKHANJ

GIVEN NAMES (IN ORDER)
YASHVIR (JASI)
ADDRESS
320 PUMPHILL CRESENT S.W.
CITY
CALGARY, ALBERTA T2P OL6
BUSINESS TELEPHONE NUMBER
(403)234-7501

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

   ALBERTA
   BRITISH COLUMBIA
   US SECURTIES COMMISSION

   CORRESPONDENCE
   ENGLISH

5. INSIDER HOLDINGS AND CHANGES (IF INITAL REPORT COMPLETE COLUMNS A, D, E, AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION 5)

    A                    B
DESIGNATION OF           PREVIOUS BALANCE       DATE             NATURE
CLASS OF SECURITIES      OF CLASS OF          DAY/MONTH/YEAR
                         SECURITIES TRADED

COMMON SHARES            1,187,143            08/09/00            10

   C                                              D
NO. ACQUIRED   NUMBER DISPOSED   UNIT PRICE       PRESENT BALANCE

               30,000             .09             1,157,143

ATTACHMENT   YES    NO

6. REMARKS:

NAME (BLOCK LETTERS)       SIGNATURE               DATE OF REPORT

YASHVIR (JASI) NIKHANJ     /s/ Jasi Nikhanj        08-09-00
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

September 11, 2000                            by: /s/Jasi Nikhanj
                                                 -------------------------------
                                                 Jasi Nikhanj, President